SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)




                             HOMESTEAD BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   437698 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [X]      Rule 13d-1(b)

         [_]      Rule 13d-1(c)

         [_]      Rule 13d-1(d)



                                Page 1 of 5 Pages

CUSIP NO. 437698 10 3                                          Page 2 of 5 Pages
---------------------                                          -----------------


1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Homestead Bancorp, Inc. Employee Stock Ownership Plan   72-1416514
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana
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5.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          VOTING POWER

          76,129
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6.        NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON  WITH
          SHARED VOTING POWER

           13,434
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7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
          DISPOSITIVE POWER

          76,129
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          13,434
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          89,563
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [ ]
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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.9%
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12.       TYPE OF REPORTING PERSON

          EP
--------------------------------------------------------------------------------

CUSIP NO. 437698 10 3                                          Page 3 of 5 Pages
---------------------                                          -----------------


Item 1(a)         Name of Issuer:

                  Homestead Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  195 North Sixth Street
                  Ponchatoula, Louisiana 70454

Item 2(a)         Name of Person Filing:

                  Homestead Bancorp, Inc. Employee Ownership Plan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Homestead Bancorp, Inc.
                  195 North Sixth Street
                  Ponchatoula, Louisiana 70454

Item 2(c)         Citizenship:

                  Louisiana

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  437698 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (f)  [X]  An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                  89,563

CUSIP NO. 437698 10 3                                          Page 4 of 5 Pages
---------------------                                          -----------------


                  (b)     Percent of class: 7.9%

                  (c)     Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote        76,129
                                                                     -----------
                  (ii)    Shared power to vote or to direct the vote      13,434
                                                                     -----------
                  (iii)   Sole power to dispose or to direct the
                          disposition of                                  76,129
                                                                     -----------
                  (iv)    Shared power to dispose or to direct the
                          disposition of                                  13,434
                                                                     -----------

                  The Homestead Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Homestead Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1999, 13,434 shares have been or were committed to be allocated to participants' accounts and 76,129 shares were unallocated.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 9.           Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 437698 10 3                                          Page 5 of 5 Pages
---------------------                                          -----------------

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           HOMESTEAD BANCORP, INC.
                                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST


                                             /s/ Lawrence C. Caldwell, Jr.
January 28, 2000                    By:      -----------------------------------
                                             Lawrence C. Caldwell, Jr.,  Trustee


                                               /s/ Dennis E. James
January 28, 2000                    By:      -----------------------------------
                                             Dennis E. James, Trustee


                                              /s/ Kelly Morse
January 28, 2000                    By:      -----------------------------------
                                             Kelly Morse, Trustee